FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               27 January, 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 3G Consumer Release sent to the London Stock Exchange on 27 January, 2005 press release

Ref: 010-2005
Date: 27th January 2005

 O2 ENHANCES MOBILE INFORMATION, ENTERTAINMENT SERVICES AND HANDSET RANGE WITH
                      NEW GENERATION OF MOBILE TECHNOLOGY

   - Attractive portfolio of new 3G devices from 1 February
   - Includes the exclusive O2 X4
   - 'Intelligent' O2 Active information and entertainment portal with greater access to compelling content and services
   - Video Calling for same price as voice calls*
   - Faster network with seamless experience across 2G and 3G
   - Clear and simple pricing

O2 today announced that it will introduce a range of attractive new handsets and an enhanced O2 Active portal over its 3G network. The move builds on O2's leadership in non-voice services and unique O2-branded handsets. 3G services will be available for Pay Monthly ("postpay") customers from 1 February and Pay & Go ("prepay") customers shortly thereafter.

Consumers who purchase 3G devices from O2 will enjoy a wider range of new and original content, including; film from Warner Bros Online (previews, behind the scenes and interviews); lifestyle from titles such as GQ, FHM and Glamour; the latest music videos and tracks from major recording artists and MTV; news from ITN; and sports, including England Rugby and Arsenal Football. They will also benefit from faster download speeds and video calling. The launch also marks the arrival of a new and improved version of the innovative O2 Active portal, which has been re-designed to take advantage of richer, faster, more capable 3G-based features.

To mark the introduction of its 3G service for consumers, O2 is launching the only own-branded 3G handset in the UK market to date - the competitively priced O2 X4.

Based on the highly successful design principles of its existing X-range of handsets, which includes the popular O2 Xda II(R), the O2 X4TM sports a sleek clamshell design with a high-quality 262,000-colour main screen display. The O2 X4 is equipped with a 1.3 mega pixel camera with an 8x zoom lens and advanced 'flash mechanic'. It also includes an MP3 music player, video downloading and streaming capabilities, 10Mbytes of phone memory and 64Mbytes of additional capacity via a removable memory card.

Matthew Key, the new CEO of O2 UK, said: "Our 3G launch is the perfect evolution of our successful non-voice services strategy into a world of richer information and entertainment content, faster speeds and new interactive services. With an industry leading 25% of our revenue from non-voice services, we've developed a successful "data" formula that we bring to the 3G world -- compelling devices, great customer experience, ease-of-use, personalisation and value for money. We believe the service will initially appeal to a core group of pioneering customers, building towards mass market adoption in the latter part of 2005."

Comprehensive Handset Range
In addition to the O2 X4, O2 will offer 3G customers a range of handsets from leading manufacturers, including the Nokia 6630, Samsung Z107, Motorola V975 and the Sony Ericsson V800. This will be expanded going forward through existing handset procurement channels and the NTT DoCoMo Inc., partnership.

O2 Active
The new O2 Active 3G service offers intelligent, personalised and faster access to a wide range of unique and innovative content. A new customisable home page automatically updates to reflect individual and personal preferences.

This includes interactive gaming, music videos and full track music downloads, featured artists and bands, sports highlights and new custom mobile micro-sites from O2's content partners such as Ministry of Sound, Ents 24, Time Out, Emap, and MTV, all of which have been identified as having a strong appeal to O2 target customer groups.

O2 Video Calling
Owners of specific handsets will also be able to make video calls across the O2 and all other UK 3G networks, allowing them to see as well as hear each other.

Tariffs
The new 3G services will be priced at identical rates as existing GPRS (2.5G) tariffs. O2 video calls will be priced the same as voice calls for a promotional period*. Content will continue to be a combination of free, pay per use and subscription based pricing.

Network
O2's 3G services are now available in the key conurbations throughout the UK including over 20 major cities and towns from Aberdeen to Southampton. O2 is continuing to rollout its service and is aiming to achieve 50% coverage by June 2005.
                                    - Ends -

Notes to the editors


About O2

O2 is a leading provider of mobile services to consumers and businesses in the UK. It is the leader in non-voice services, including text, media messaging, games, music and video, as well as always on data connections via GPRS, 3G and WLAN. Each month O2's 14 million plus customers send more than three quarters of a billion text messages. O2 (UK) is a subsidiary of mmO2 plc which also owns O2 branded mobile operators in Ireland and Germany as well as the O2 Airwave emergency services network in the UK.



Tariff table
                      O2 100          O2 200          O2 250       O2 MAX 1000
O2 X4               GBP29.99        GBP29.99            GBP0              GBP0
Samsung Z107        GBP79.99        GBP79.99        GBP49.99          GBP49.99
Nokia 6630         GBP129.99       GBP129.99        GBP99.99          GBP99.99
Monthly
Subscription           GBP25           GBP30           GBP35             GBP75

Inclusive Calls          100     200 minutes     250 minutes     1000 minutes
(Voice and Video)    minutes         anytime         anytime     anytime inc.
                     anytime       including       including     Xnet and VAS
                   including            Xnet            Xnet
(UK only)               Xnet

Inclusive
messages                 100              50              50                50

"Double O2"                      400 minutes      500 minutes      2000 minutes
promotion available             100 messages     100 messages       100 messages
in O2 stores


Inclusive                            100 Kilobyte (KB)
browsing

Voicemail 901       10p        FREE            FREE            FREE
                    anytime

UK fixed-line       10p        10p anytime     10p peak / 5p   4p peak / 2p
numbers             anytime                    off-peak        off-peak

Browsing in the UK                GBP2.35 per megabyte

Text Messages       12p - sent in the UK to UK network mobiles

Picture messages    25p - (sent in the UK) per message

- Prices include VAT unless specified

- All handsets will be available nationally

- All tariffs will be available to all customers regardless of handset

- O2 is the only UK operator to offer voice, video, text and picture messaging within all core post pay tariffs

- All tariffs include 100kb data browsing

- 1MB is equivalent to browsing 150-200pages, depending on content. Minimum charge per page is 1p.

- Until end of March 2005 all O2 tariffs have double promotion- offering double talk, video and messaging - exclusive to O2 stores

- O2 X4 on pre-pay will be priced at GBP249

- Nokia 6630 on pre-pay will be priced at GBP399
  Bolt Ons

- Unlimited O2 Active browsing bolt on for GBP4, with fair usage policy of 5MB

- Flexible range of messaging bolt ons that allow customers to send text, picture and video messages from GBP3 for 50 messages to GBP30 for 1000 messages

* For a three month promotional period (up to end of April 2005) video calls will be included within the bundle and charged at the same rate as normal voice calls

Xda and X4 are registered trademarks of O2 Limited

For further information please contact:

Nicola Green Louie St Claire
O2 Press Office O2 Press Office
T: 07976 957810 T: 07834093217
nicola.green@o2.com louie.stclaire@O2.com


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 January, 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary